

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103
Huizhongli, Chaoyang District
Beijing, China

> **Re: Haoxi Health Technology Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted February 15, 2023**
> **CIK No. 0001954594**

Dear Zhen Fan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, submitted February 15, 2023

Cover Page

1. We note your disclosure stating that you are a holding company incorporated in the Cayman Islands and that you are subject to certain legal and operational risks. Please also provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. You disclose that as of the date of the prospectus you have not received any inquiry, notice, warning or sanction from the CSRC. Please state, as you do on page 21, that as

advised by your PRC counsel, Sino Pro Law Firm, you are not required to obtain permission from any PRC governmental authorities to offer securities to foreign investors. Please also disclose whether you have received all requisite permissions and approvals and whether any permissions or approvals have been denied. Ensure that your disclosure addresses the most recent rules adopted by the relevant PRC authorities. Please include similar disclosure elsewhere that you discuss permissions and approvals that you are required to obtain from PRC authorities to operate your business and offer the securities being registered to foreign investors.

3.   Where you discuss the control that will be held by Mr. Zhen Fan following the offering, please disclose that Mr. Fan will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions.

Prospectus Summary, page 1

4.   We note your discussion of certain approval or permissions requirements for offering the securities being registered to foreign investors. Please revise your disclosure to discuss each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5.   We note your disclosure on the cover page providing a description of how cash is transferred through your organization. Please also include this disclosure in an appropriate place in the Prospectus Summary section. In addition, please add a cross-reference to the consolidated financial statements on the cover page and in the Prospectus Summary.

Prospectus Summary
Overview, page 3

6.   Please explain what "conversion rate" represents and how you use this measure as well as "click-throughs rate." Define "users" referenced in the definition of this measure, and state the number of users and the basis for the number of users. Also, define "average daily active users" ("DAUs") and "monthly active users" ("MAUs") as referenced in the section Placement of Online Marketing Solutions on page 75 and the relevance to your business. Refer to Staff Release 33-10751 on Key Performance Indicators.

Risk Factors, page 13

7.   Please include a risk factor discussing the risk associated with the investments in creating "Bidding Compass" failing to result in a satisfactory return. We note, in particular, the

disclosure on page 72 stating that your operating entity plans to invest $2 million in research and development of Bidding Compass and recruiting engineers.

If the operating entity fails to maintain its relationships with its media partners, its business, results of operations, financial..., page 30

8.   You disclose on page 59 that you are reliant on the ByteDance media platforms to acquire user traffic for your advertising customers. However, in this risk factor you name only two of ByteDance's platforms and also include Tencent and Sina Weibo. Please revise to clarify whether you are materially dependent on ByteDance in particular so that investors understand the importance of your relationship with ByteDance. Please also disclose the material terms of your agreement(s) with ByteDance, and file such agreements as exhibits to the registration statement. In the alternative, please tell us why you believe you are not required to file such agreements.

The regulatory environment of the online advertising industry..., page 34

9.   You note that your PRC counsel, Sino Pro Law Firm, has confirmed that you have obtained all material licenses, permits or approvals required from the regulatory authorities in China that are required for your business undertakings. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Use of Proceeds, page 53

10.   You state in your Use of Proceeds section, on page 53, and that you plan to use "approximately 30% for acquiring or investing in technologies, solutions, or businesses." Please provide a brief description of the businesses you are seeking to acquire and, to the extent you have identified any particular business, information on the status of the acquisition. Refer to Item 3.C.3 of Form 20-F and Item 4.a of Form F-1.

COVID-19 Pandemic's Impact on the Operating Entity's Results of Operations, page 60

11.   We note that your current COVID-19 disclosure, both in this section and elsewhere in your registration statement. Please provide any material updates to your COVID-19 related disclosure to account for any changes to your business as a result of the lifting of COVID-19 restrictions in China in December 2022, as we note that your business appears to have benefitted from the increase in the use of online services throughout COVID-19.

Liquidity and Capital Resources, page 62

12.   You disclose your principal sources of liquidity have been trade finance and loans from related parties. We note the increase in short term loans from banks in the last two fiscal years. Please discuss the extent of your future reliance on this source of liquidity, as appropriate, including how you expect to repay borrowings. Refer to Item 5.B of Form 20-F as directed by Item 4.a of Form F-1.

13.   Please explain what "trade finance" represents as a principal source of your liquidity.

14.   Please explain how anticipated cash flows from operations will contribute to anticipated working capital requirements and expenditures for the next 12 months as stated in the first paragraph hereunder when you also disclose in the following paragraph you expect negative cash flows from operations will continue for the foreseeable future.

Business
Overview, page 69

15.   We note that in footnote 1 of your KPI chart on page 69 you state that a view is counted when "judged as valid." Please clarify what is meant by being "judged as valid" and who decides whether or not a view is valid.

Suppliers
Customers, Sales, and Marketing, page 76

16.   To the extent you are substantially dependent on any of the customer or supplier agreements discussed in these sections, please file the agreements as exhibits to the registration statement. See Item 601(b)(10)(ii) of Regulation S-K.

Management, page 93

17.   We note your risk factor on page 35 describing security breaches and cyber-attack risks. To the extent cybersecurity risks are material to your business, please disclose the nature of the board's role in overseeing your cybersecurity risk management, including in connection with the company's third party providers, and the manner in which the board administers this oversight function.

Notes to Consolidated Financial Statements, page F-6

18.   In view of the risk factor disclosed on page 23 in regard to your status as a holding company and reliance to a significant extent on dividends and other distributions from your subsidiaries for your cash and financing requirements, please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Note 2. Going Concern, page F-8

19.   It appears your sources of liquidity also include short-term borrowings from bank loans as disclosed in Note 9. Also, you state here anticipated cash flows from operations will contribute to anticipated working capital requirements and expenditures for the next 12 months, but you disclose elsewhere you expect negative cash flows from operations will continue for the foreseeable future. Please revise your disclosure here as appropriate to be consistent with your disclosure elsewhere.

Note 3. Summary of Significant Accounting Policies
(m) Revenue recognition
Online Marketing Solutions Services, page F-11

20. You state your service contracts of advertising have one single performance obligation. Each service you disclose you provide for traffic acquisition, content production, data analysis and campaign optimization appear to be distinct in that your customer can benefit from each on its own. Accordingly, it appears there is more than one performance obligation. Please advise.

21. You disclose you charge advertisers primarily based on a mix of cost-per-click ("CPC") or cost-per-time ("CPT"). Please disclose which services are charged based on CPC or CPT. Also, disclose how you determine the amount (i) of the transaction price associated with each contract under each model and (ii) to recognize for each click under CPC.

22. You disclose for CPT revenue is recognized over the period of time of the contract by reference to the progress towards complete satisfaction of that performance obligation. Please disclose what progress is based on and how it is measured. Also, disclose how the amount of the transaction price of the performance obligation is determined.

23. On page 75 you disclose media partners typically issue invoices of traffic acquisition costs to you on a monthly basis based on ad performance data and you in turn issue invoices to advertisers. Please disclose which of your revenue models of CPC or CPT pertains to your invoicing to advertisers and how the transaction price invoiced is determined.

24. Please disclose if the transaction price for any of your services or amounts recognized under CPC or CPT are variable.

(n) Cost of revenue, page F-12

25. Please disclose whether all costs you incur in providing all of your marketing solutions are recognized as incurred or on some other basis. If some other basis, tell us the basis for your treatment.

26. Please explain what the salaries and benefits for business operation staff represent. If these are costs for services you disclose you provide for marketing solutions such as content production, data analysis and advertising campaign optimizations, so describe.

Note 9 - Short-Term Loans, page F-19

27. Amounts of $17,028 and $85,138 with China Construction Bank are presented as outstanding at June 30, 2021. However, the disclosed start of the contract term for each is after that date. Please correct your presentation as to the year in which these loans are outstanding or advise.

28. Please explain to us and consider disclosing as appropriate the disposition of loans outstanding at June 30, 2021 (for example, repaid, refinanced, rolled over, extended,

forgiven, netted against other amounts, settled in some other fashion, etc.). To the extent disposition of any of these amounts involved noncash transactions, refer to the disclosure guidance for noncash activities in ASC 230-10-50-3 through 6. If amounts were repaid with the proceeds of new loans, consider disclosing for the applicable new loans that the proceeds were so used. The purpose of all of the preceding is to provide a clear picture to investors of changes in amounts you borrow from period to period.

29. To the extent any of your short-term borrowings were repaid in fiscal 2022, please present the gross sum of the repayments in the financing section of the statement of cash flows pursuant to ASC 230-10-45-7. It appears proceeds and repayments may have been netted in the current presentation of the statement of cash flows.

General

30. We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited for use in the registration statement, provide the consent of the third party in accordance with Rule 436.

31. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services